Management's Assertion on Compliance with the Minimum Servicing Standards
    Set Forth in the Uniform Single Attestation Program for Mortgage Bankers

                              Report of Management

We, as members of management of Midland Loan Services, Inc. (MLS), an indirectly wholly-owned subsidiary of PNC Bank Corp. (PNCBC), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers
(USAP) except for commercial loan and multifamily servicing, minimum servicing standards V.4 and VI.1, which the Mortgage Bankers Association of America has interpreted as inapplicable to such servicing. We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of MLS' compliance with the minimum servicing standards as set forth in the USAP as of December 31, 1999 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 1999, MLS complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for this same period, PNCBC had in effect a fidelity bond in the amount of $300,000,000 and an errors and omissions policy in the amount of $20,000,000.


                                                /s/ C.J. Sipple
                                                --------------------------
                                                C.J. Sipple
                                                Executive Vice President

                                                /s/ Steven W. Smith
                                                --------------------------
                                                Steven W. Smith
                                                Executive Vice President

January 20, 2000